March 30, 2020

Dave Girouard
Chief Executive Officer
Upstart Holdings, Inc.
2950 S. Delaware Street, Suite 300
San Mateo, CA 94403

       Re: Upstart Holdings, Inc.
           Draft Registration Statement on Form S-1
           Submitted March 4, 2020
           CIK No. 0001647639

Dear Mr. Girouard:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1. Please revise your discussion of revenue on page 2 to clarify that referral fees are charged to banks when loans are originated and not when consumers apply for a loan.
2. We note your disclosure on page 1 that "[s]ince inception, [y]our bank partners have originated almost 450,000 personal loans that have generated more than
5.5 million
       repayment events." Please provide quantitative disclosure regarding the number of deliquency events and loan defaults, if such amount is material. Similarly, we note your disclosure on page 2 that none of your loan servicing fees are contingent on credit performance. Please balance this disclosure by clarifying that, although you charge loan
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         holders a fixed percentage servicing fee based on the outstanding balance of the loans serviced, if you subcontract the collection of the loan to a loan collection agency, which you disclose that you do for all loans more than 30 days past due, the costs incurred could exceed the servicing fee charged. In addition, clarify here that if you are unable to collect the amount owed, it could lead to a charge-off of the debt, which could decrease the fees payable to you. In this regard, we note your disclosure on pages 34 and 35.
3. Please disclose the number of "bank partners" here, and provide a brief summary of the material terms of your agreements with your bank partners, including the duration of the agreements and whether your bank partners have an obligation to issue a certain amount of loans via your platform or AI services. Also, revise elsewhere in your prospectus, such as in your business section, to describe in greater detail the material terms and conditions of these agreements, including the material obligations of the parties, the duration of the agreements and the termination provisions. In addition, please describe your "network of institutional investors" here and in your business section, including any agreements you have with such investors.
4. Please disclose here quantitative information regarding the portion of loans originated by
         Cross River Bank on your platform in 2019 and the percentage of revenues that you received from Cross River Bank in 2019.
5. We note your disclosure in the prospectus summary stating that your AI lending platform expands access to affordable credit. Please disclose the type of credit your platform currently offers by disclosing here that your platform offers unsecured personal loans ranging from $1,000 to $50,000 in size and at APRs typically ranging from approximately
         6.5% to 35.99%.
6. In the fourth full paragraph on page 2, please clarify that in addition to loans being retained by the issuing banks or purchased by you for immediate resale to institutional investors, you may purchase and hold loans. Please provide quantitative disclosure here for the aggregate percentage or dollar value of loans in each of these three categories.
7. We note your disclosure on page 2 that, for pools of securitized loans, your realized loss rates were approximately half of those predicted by Kroll. Please provide quantitative disclosure regarding the realized loss rate.
8. Please describe in the summary the roles of your warehouse trust special purpose entities and your warehouse credit facilities, including outstanding balance information.
Our Ecosystem, page 6

9. We note your disclosure on page 7 regarding the Net Promoter Scores for your bank partners' lending programs. Please disclose whether the 80 rate is the average of all your bank partners, and clarify, if true, that the scores of the published benchmarks of other banks may not be comparable to the Net Promoter Scores you disclose because the other banks did not use the same rating system that your bank partners used. In this
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         regard, we note that you "used a third-party service to administer surveys to loan applicants immediately following an applicant's acceptance of a loan on Upstart's platform." Also, please describe how you determined "the hypothetical loss rates and approval rates of your funded borrower base to determine that your model could enable banks to lower loss rates by almost 75%."
Value Proposition to Consumers, page 6

10. We note your disclosure that in the fourth quarter of 2019, approximately 70% of Upstart-
         powered loans were instantly approved with no document upload or phone call required, an increase from 0% in late 2016. Please revise to explain the underlying reasons for the increase.
Our Competitive Strengths, page 7

11. We note your disclosure on page 8 that, in September 2017, you received a no-action letter from CFPB. Please explain the significance of the letter in the context of your offering. In doing so, please briefly summarize the issue you raised in your letter to CFPB and the issue that CFPB stated that it would not recommend for supervisory or enforcement action as well as the date the no-action letter will expire. In addition, please balance this disclosure by disclosing here that in February 2020, you received a letter from members of the U.S. Senate asking questions in connection with claims of discriminatory lending made by an advocacy group.
Risk Factors
Risks Related to Our Business and Industry
In connection with our loan funding programs, we make representations, page 35

12. We note your disclosure that, in connection with your loan funding program, you may be required to repurchase the underlying loans if your representations and warranties were not accurate when made and that "[s]uch repurchases could be limited in scope, relating to small pools of loans, or significant in scope, across multiple pools of loans." Please revise to disclose quantitative information regarding these potential repurchases so that investors understand the scale of the risk disclosed in this risk factor.
We are exposed to geographic concentration risk, page 38

13. We note your disclosure that "the geographic concentration of loans originated by
         [y]our bank partners through [y]our platform may expose [you] to an increased risk of loss due to risks associated with certain regions." Please identify these regions.
Selected Consolidated Financial and Other Data
Contribution Profit, page 85

14. We note your disclosure quantifying borrower acquisition costs as well as borrower verification and servicing costs. Please enhance your disclosure to describe the
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         underlying reasons for the increase in these costs and discuss any trends. In addition, for each period presented, please revise to disclose your average borrower acquisition cost per loan along with a discussion and analysis of trends.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 86

15. We note your discussion of "higher approval rates" throughout the filing. Please revise to disclose the approval rate for your unsecured personal loans for each period presented.
         Provide accompanying disclosure explaining the underlying reasons for any significant fluctuations or trends.
16. Please expand your disclosure describing your unsecured personal loans to include the terms (maturities) of these loans as well as the typical payment terms and conditions. In addition, please disclose the weighted average term, weighted average APR, weighted average referral and platform fee received per loan and contribution margin per loan. In connection with these disclosures, please also provide appropriate discussion and analysis of any significant changes or trends.
17. We note your disclosure on page 87 of the percentage of loans in the fourth quarter of
         2019 retained by your bank partners, the percentage purchased by institutional investors through your loan funding programs and the percentage funded through your balance sheet. Please revise to disclose this information in a tabular format for each period presented and discuss any trends.
Our Economic Model, page 87

18. Please revise your disclosure to clarify, if true, that you do not charge borrowers any transaction fees for the loan matching services through the platform. Components of Results of Operations
Platform and Referral Fees, Net, page 91

19. We note your disclosure on page 90 that referral fees are charged on a per borrower basis upon origination of a loan, net of any fees charged by the originating bank back to Upstart for services provided related to the origination process. We also note your disclosure on page F-20 that the Company pays fees on the loans that it buys to compensate the bank partners for originating the loans and that these fees are included as a reduction to platform and referral fees. Please revise your disclosure to quantify and describe the different fees charged by the originating banks back to Upstart that are included in referral fees, net. In addition, please clarify whether both disclosures noted above are referring to the same costs.
Liquidity and Capital Resources, page 99

20. We note your disclosure on page 24 regarding the risk that worse than expected
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         performance of certain pools of loans underpinning your asset-backed securitizations or other debt facilities could reduce or terminate your access to funding from institutional investors. Please revise to provide quantitative information to allow an investor in your offering to understand the performance of the loans underlying your funding programs.
Business, page 111

21. Please revise your business section to disclose the material terms of your agreements with
         Cross River Bank and Credit Karma.
22. We note your disclosure regarding your variable interest entities. Please provide detailed disclosure describing your agreements with such entities so that investors understand your obligations to such entities and the risks associated with such entities. In addition, please file the agreements with such entities as exhibits to your registration statement or tell us why you believe this is not necessary.
Consumer Marketing, page 123

23. Please revise to quantify, in tabular format, the source of consumers for each period presented and discuss any trends.
24. Please revise to disclose, in tabular format, the percentage of consumers derived from
         Credit Karma and any other individually significant source for each period presented and discuss any trends.
Institutional Investors, page 124

25. Please revise to quantify, in tabular format, the source of significant amounts of volume to your funding programs for each period presented and discuss and trends.
Consolidated Financial Statements
Consolidated Statements of Operations and Comprehensive Loss, page F-5

26. Please revise your income statement presentation to present interest income, interest expense and net fair value adjustments separately on the face of the income statement.
Notes to Consolidated Financial Statements
Note 1. Description of Business and Signficant Accounting Policies Noncontrolling Interests, page F-10

27. We note $4.6 million of net losses were attributed to non-controlling interests in 2019.
FirstName LastNameDave Girouard
       Please revise to disclose the attribution of income or loss to each specific VIE that has a
Comapany NameUpstart Holdings, Inc. an investor to more clearly understand the entities and non-controlling interest to allow
March activities Pagehave resulted in the losses.
       30, 2020 that 5
FirstName LastName
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Net Loss Per Share Attributable to Common Stockholders of Upstart Holdings,
Inc.
Stockholders, page F-16

28. We note you use the two-class method to compute net loss per common share when shares are issued that meet the definition of participating securities. Please revise the notes to your audited financial statements to include the information required in ASC 260-10-50-1, as applicable. Alternatively, tell us why these disclosures are not required.
Recently Issued Accounting Pronouncments, page F-19

29. Please revise to clearly disclose the date you plan to adopt each recently issued or revised accounting standard.
Note 2. Revenue
Interest Income and Fair Value Adjustments, Net, page F-22

30. Please revise to separately disclose the amount of interest income and fair value adjustments, net that related to consolidated securitization trusts for each period presented.
Note 3. Securitizations and Variable Interest Entities, page F-23

31. We note your disclosure that 2017-1 and 2017-2 were deconsolidated in December 2019 due to the expiration of the risk retention requirements. Please revise to disclose the specific risk retention requirements that expired. Additionally, please revise MD&A to include information regarding the potential for similar reconsideration events that could lead to the deconsolidation of entities in the future.
32. We note your disclosure on page F-25 that the fractional loan program was formally discontinued in 2019 leading to the deconsolidation of the Upstart Network Trust. Please tell us in detail and revise your disclosure to include an enhanced discussion explaining how this event resulted in the company no longer expecting to absorb more than an insignificant amount of UNTs expected losses or returns and the ultimate deconsolidation of the Trust. Please tell us the specific authoritative literature to support your conclusions.
33. We note your disclosure on page F-24 that for securitization transactions 2017-1, 2017-2 and 2018-1 the Company determined that it was the primary beneficiary of these entities and consolidated the MOAs and associated trusts. We also note your disclosure that for securitizations 2018-2, 2019-1 and 2019-2, while the company determined it was the primary beneficiary, and consolidated the MOAs associated with these securitizations, they determined they were not the primary beneficiary of the associated trust that holds the loans and therefore did not consolidate it. Please tell us in detail and revise your disclosure to explain the key differences in these securitization structures that resulted in different consolidation conclusions with respect to the trust that holds the loans. Please tell us the specific authoritative literature to support your conclusions.
34. Please revise to your table on page F-25 presenting financial assets and liabilities
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         associated with consolidated VIEs to present the assets and liabilities related to MOAs separately from the assets and liabilities related to trusts which hold the loans associated with the securitization transactions.
Note 5. Loans at Fair Value, page F-39

35. We note your disclosure that loans that have reached a delinquency of over 120 days are charged-off and assigned a non-accrual status. Please revise to separately disclose your non-accrual and charge-off policies and to clarify whether 120 days is a trigger for the loan to be placed on non-accrual status or charged-off.
       You may contact Ben Phippen at 202-551-3697 or Michael Volley at 202-551-3437 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameDave Girouard                                 Sincerely,
Comapany NameUpstart Holdings, Inc.
                                                                Division of
Corporation Finance
March 30, 2020 Page 7                                           Office of
Finance
FirstName LastName